                              [CATUITY LETTERHEAD]





                                                                  April 11, 2007




Mr. Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington D.C. 20549

RE:      REGISTRATION STATEMENT ON FORM SB-2
         FILED ON FEBRUARY 8, 2007 (FILE NO. 333-140533)

Dear Mr. Shuman:

         We have reviewed your comment letter dated March 9, 2007 relating to the Registration Statement on Form SB-2 filed with the Commission on February 8, 2007. Our responses are set forth in this letter. For your convenience, we have included your comments with this letter. Our responses use the same numbering as your letter.

Form SB-2
General

         1. SEC COMMENT: Please clearly disclose the material terms of the November 22, 2006 transaction(s) in which Catuity sold the convertible debentures and the convertible preferred stock which the common shares being registered herewith underlie.

                  COMPANY RESPONSE:
                  We have revised the disclosure of the terms of the financing, per the Staff's suggestion. Reference is made to the section titled "About The Offering and This Prospectus" starting on page 5 of the registration statement.

         2. SEC COMMENT: Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debentures and the convertible preferred stock that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures and the date of sale of the convertible preferred stock).


--------------------------------------------------------------------------------
AUSTRALIA                                                          NORTH AMERICA
Level 5, 140 Bourke Street                         300 Preston Avenue, Suite 302
Melbourne, VIC 3000 Australia                Charlottesville, Virginia 22902 USA
Phone +61 3.8663.3200                                    Phone +1 (434) 979-0724
ASX: CAT, CATN                                                      Nasdaq: CTTY

                                 www.catuity.com
                     Catuity Inc. is a Delaware Corporation

                  COMPANY RESPONSE:
                  We have added tabular disclosure of the total dollar value of the securities underlying the Convertible Debentures and Preferred Stock that we have registered for resale, per the Staff's suggestion. Reference is made to the table included on page 37 of the registration statement titled "Value of Securities Underlying the Convertible Debentures and Preferred Stock".

            3. SEC COMMENT: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

                  Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the convertible preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

                  COMPANY RESPONSE:
                  We have added tabular disclosures of the dollar amounts of the payments we have made or may be required to make to any of the Selling Security Holders, per the Staff's suggestion. Reference is made to the table included on page 37 of the registration statement titled "Payments to the Selling Security Holders" and to the table included on page 39 of the registration statement titled "Payments to the Selling Security Holders during Initial Twelve Month Period".

            4. SEC COMMENT: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

                           the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible debenture or convertible preferred stock" means the securities underlying the debenture or preferred that may be received by the persons identified as selling shareholders]:

                           the market price per share of the securities underlying the convertible debenture or preferred stock on the date of the sale of the convertible note;

                           the conversion price per share of the underlying securities on the date of the sale of the convertible debenture or preferred stock, calculated as follows:

                                    if the conversion price per share is set at a fixed price, use the price per share established in the convertible debenture or preferred stock; and

                                    if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture or preferred stock and determine the conversion price per share as of that date;

                           the total possible shares underlying the convertible debenture (assuming no interest payments and complete conversion throughout the term of the note);

                           the combined market price of the total number of shares underlying the convertible debenture, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible debenture;

                           the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debenture or preferred stock calculated by using the conversion price on the date of the sale of the convertible debenture or preferred stock and the total possible number of shares the selling shareholders may receive; and

                           the total possible discount to the market price as of the date of the sale of the convertible debenture and preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible debenture or preferred stock from the combined market price of the total number of shares underlying the convertible debenture or preferred stock on that date.

                  If there are provisions in the convertible debentures or in the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

                  COMPANY RESPONSE:
                  We have added tabular disclosure of the total possible profit the Selling Security Holders could realize as a result of the conversion discount for the securities underlying the Convertible Debentures and Preferred Stock, per the Staff's suggestion. Reference is made to the table included on page 41 of the registration statement titled "Total Profit Potentially Realizable by the Selling Security Holders from the Convertible Debentures and Preferred Stock".

         5. SEC COMMENT: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

                           the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

                           market price per share of the underlying securities on the date of the sale of that other security;

                           the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

                                    if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

                                    if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

                           the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

                           the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

                           the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

                  COMPANY RESPONSE:
                  We have added tabular disclosure of the total possible profit the Selling Security Holders could realize as a result of the conversion discount for the securities underlying the Warrants, per the Staff's suggestion. Reference is made to the table included on page 42 of the registration statement titled "Total Profit Potentially Realizable by the Selling Security Holders from the Warrants".

         6. SEC COMMENT: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

                           the gross proceeds paid or payable to the issuer in the convertible debenture or convertible preferred stock transaction;

                           all payments that have been made or that may be required to be made by the issuer that are disclosed in response to ["Comment Three"];

                           the resulting net proceeds to the issuer; and

                           the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to ["Comment Four" and "Comment Five"].

                  Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments [as disclosed in response to "Comment Three"] and the total possible discount to the market price of the shares underlying the convertible note [as disclosed in response to "Comment Four"] divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

                  COMPANY RESPONSE:
                  We have added tabular disclosure of the total possible profit the Selling Security Holders could realize as a result of the conversion discounts for the securities underlying the Convertible Debentures, Preferred Stock and Warrants, per the Staff's suggestion. Reference is made to the table included on page 43 of the registration statement titled "Total Profit Potentially Realizable by the Selling Security Holders from the Convertible Debentures, Preferred Stock and Warrants". We have also added tabular disclosure of the percentage of: the sum of (a) the total amount of all possible payments and (b) the total possible discount to market price of the shares underlying the convertible debentures divided by the net proceeds to the issuer from the sale of the convertible debentures, per the Staff's suggestion. Reference is made to the table included on page 43 of the registration statement titled "Potential Return on the Convertible Debentures to the Selling Security Holders".

         7. SEC COMMENT: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

                           the date of the transaction;

                           the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

                           the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

                           the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

                           the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

                           the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

                           the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

                  COMPANY RESPONSE:
                  Prior to November 22, 2006, there had been no prior securities transactions between Catuity (or any of its predecessors) and the Selling Security Holders, any affiliates of the Selling Security Holders, or any person(s) with whom any of the Selling Security Holders had a contractual relationship regarding the transaction.

         8. SEC COMMENT: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

                           the number of shares outstanding prior to the convertible debenture and Preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

                           the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

                           the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

                           the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

                           the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

                  In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

                  COMPANY RESPONSE:
                  We have added tabular disclosure of the number of common shares outstanding prior to the Convertible Debentures and Preferred Stock transaction, the number of common shares previously registered for resale by the Selling Security Holders, and the number of common shares being registered on behalf of the Selling Security Holders in the current transaction, per the Staff's suggestion. Reference is made to the table included on page 44 of the registration statement titled "Supplemental Information Regarding Outstanding Common Stock".

         9. SEC COMMENT: Please provide us, with a view toward disclosure in the prospectus, with the following information:

                           whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

                           whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

                                    the date on which each such selling
                                    shareholder entered into that short
                                    position; and

                                    the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debenture and convertible preferred stock transaction and the filing of the registration statement (e.g., before or after the announcement of such transaction, before the filing or after the filing of the registration statement, etc.).

                  COMPANY RESPONSE:
                  In the short-term Catuity has the intention, and a reasonable basis to believe that it will have the ability, to make all payments on the overlying securities. However, as noted in Catuity's 10-KSB filed April 2, 2007, and consistent with the disclosures regarding the need for additional financing in Catuity's second and third quarter 10-QSBs filed August 14, 2006 and November 14, 2006, respectively, additional financing will be required, likely by mid-2007, in order to meet liquidity needs. The liquidity needs include scheduled debt service and dividend payments.

                  The Company has requested and has received, from each selling security holder, confirmation that the selling security holders do not have an existing short position in Catuity's common stock.

         10. SEC COMMENT: Please provide us, with a view toward disclosure in the prospectus, with:

                           a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

                  If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

                  COMPANY RESPONSE:
                  Other than the relationships and arrangements described in the prospectus, Catuity has not had any, and does not have any contracts for, relationships or arrangements with the selling shareholders.

                  Please see the disclosure in the prospectus regarding the financing and the rights and obligations of the parties in connection with the sale of the convertible notes.

                  Copies of all agreement between Catuity and the selling shareholders, any affiliates of the selling shareholders, and any person with whom any selling shareholder has a contractual relationship are included as exhibits to Catuity's Form 8-K filed November 22, 2006, which is incorporated into the registration statement by reference.

         11. SEC COMMENT: Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

                  COMPANY RESPONSE:
                  This registration covers only the shares issuable on conversion of the Convertible Debentures and Preferred Stock. The warrant shares are not included in the registration statement. The number of shares being registered was computed accordingly, and the shares listed in the "Selling Security Holders" section includes both the shares being registered as well as the warrant shares.

                  The number of shares of common stock issuable under the Convertible Debentures is equal to the original principal amount of each debenture divided by the conversion price. The original principal amounts of the Convertible Debentures are $1,111,112.00 and $688,888.00, respectively, and the conversion price is $3.25. Accordingly, the number of shares of common stock issuable upon conversion of the

                  Convertible Debentures equals (1,111,112/3.25) and (688,888/3.25) or 341,881 and 211,966, respectively (rounded to the nearest whole number). Therefore, a total of 553,847 shares of common stock are issuable upon conversion of the Convertible Debentures.

                  Pursuant to the Certificate of Designations, the number of shares of common stock issuable upon conversion of each of the Preferred Shares is equal to the "Stated Value" of each of the Preferred Shares, $1,000.00, divided by the conversion price, $3.25. Thus, 307.6923 shares of common stock are issuable upon conversion of each of the Preferred Shares. Gottbetter Capital Master, Ltd. was issued 432.10 Preferred Shares and BridgePointe Master Fund Ltd. was issued 267.90 Preferred Shares. Upon conversion of the Preferred Shares, then, Gottbetter Capital Master and BridgePointe Master Fund Ltd. would be issued 132,954 and 82,431 shares of common stock, respectively (rounded to the nearest whole number), or 215,385 shares collectively.

                  Accordingly, Catuity seeks to register 553,847 shares of its common stock for issuance upon conversion of the Senior Notes and 215,385 shares of its common stock for issuance upon conversion of the Preferred Shares. Thus, Catuity seeks to register a total of 769,232 shares of its common stock.

                  In our initial filing, we rounded "down" to the nearest whole number, rather than rounding "up." Rounding up, we have 2 more shares being registered. The additional registration fee for these 2 additional shares is less than $0.01, so the registration fee table should reflect the new number of shares, but no change in the fee due and paid.

                  The table set forth in the "Selling Security Holders" section of the prospectus beginning on page 44 of the registration statement will be presented as follows:


                                      SHARES OF COMMON STOCK   NUMBER OF SHARES OF     SHARES OF COMMON
                                        BENEFICIALLY OWNED     COMMON STOCK TO BE     STOCK BENEFICIALLY
      SELLING SECURITY HOLDERS          PRIOR TO OFFERING     SOLD IN THE OFFERING     OWNED AFTER THE
      ------------------------        ----------------------  --------------------         OFFERING
                                                                                      ------------------
                                         NUMBER      PERCENT                          NUMBER     PERCENT
                                         ------      -------                          ------     -------
Gottbetter Capital Master, Ltd.          695,294(1)     23.16               474,835   220,459      6.69

BridgePointe Master Fund Ltd.            431,081(2)     15.74               294,397   136,684      4.25

TOTAL                                  1,126,375        32.80               769,232   357,143     10.40

----------
1 Comprised of 341,881 shares issuable upon conversion of the Senior Notes; 132,954 shares issuable upon conversion of the Preferred Shares; and 220,459 shares issuable upon exercise of the Warrants.

2 Comprised of 211,966 shares issuable upon conversion of the Senior Notes; 82,431 shares issuable upon conversion of the Preferred Shares; and 136,684 shares issuable upon exercise of the Warrants.

Financial Statements

         12. SEC COMMENT: Please file the audited financial statements for its year ended December 31, 2006 with its amendment. Please see Item 310(g)(2) of Regulation S-B in this regard.

                  COMPANY RESPONSE:
                  The audited financial statements of Catuity for the year ended December 31, 2006 have been included in the registration statement, as noted by the Staff. Reference is made to the "Index to Financial Statements" on page F-1 of the registration statement.

Part II
Undertakings

         13. SEC COMMENT: The undertakings were revised effective December 1, 2005. Please see Securities Act Release 33-8591 of that date and the revised Item 512 of Regulation S-B in that regard.

                  COMPANY RESPONSE:
                  We have amended the undertakings as noted by the Staff. Reference is made to "Item 28. Undertakings" beginning on page 49 of the registration statement.

Exhibit List

         14. SEC COMMENT: We note that exhibits 10.21, 10.22, 10.23, 10.24, 10-25, and 10.26 are shown as being incorporated by reference from a Form 8-K filed for September 22, 2006. That Form 8-K was actually filed for November 22, 2006. Please revise.

                  COMPANY RESPONSE:
                  We have corrected the references as noted by the Staff. Reference is made to the Exhibit List beginning on page 52 of the registration statement.


Exhibit 5, Opinion of Jaffe, Raitt, Heuer & Weiss

         15. SEC COMMENT: Counsel states that the 769,230 shares being registered for resale "will have been duly authorized". If the issuance of the shares has been duly authorized, please express that as an action that has already been taken. If the authorization has not yet occurred, clarify what remains to be accomplished and the assumptions that are made in concluding that the issuance "will have been duly authorized".

                  COMPANY RESPONSE:
                  Counsel's intent was to express that authorization is complete, by using the future-perfect tense. For clarity, counsel has revised its opinion to clarify that the action authorizing the issuance of the shares has already been taken.

         16. SEC COMMENT: Please also confirm whether the opinion regarding the common shares to be issued reflects the Delaware state constitution, state code, state court decisions, and decisions of the state supreme court.

                  COMPANY RESPONSE:
                  Counsel's opinion is not limited, and reflects the Delaware state constitution, state code, state court decisions, and decisions of the state supreme court.



         In conversations with the Staff subsequent to the issuance of the comment letter, Staff noted a concern as to the applicability of Rule 415 for this registration. At the invitation of the Staff, we would like to take this opportunity to explicitly address whether the offering is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

         We respectfully advise the Staff that we have analyzed and determined that the offering being registered on Form SB-2 is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) for the following reasons:

         Rule 415(a)(1)(i) provides that:

                  "(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future. Provided, that:

                           (1)      The registration statement pertains only to:

                                    (i)      Securities which are to be offered
                                             or sold solely by or on behalf of a
                                             person or persons other than the
                                             registrant, a subsidiary of the
                                             registrant or a person of which the
                                             registrant is a subsidiary..."

         We believe the SB-2 we seek to file to effect the offering satisfies Rule 415(a)(1)(i) because it registers securities on behalf of persons other than Catuity, a subsidiary of Catuity or a person of which Catuity is a subsidiary.

Background: The Nature of the Transaction

         The convertible notes and convertible preferred shares overlying the shares being registered for resale under the SB-2 (the "Offered Shares") were sold or issued to two accredited investors with passive investment intent in a valid and customary Section 4(2) transaction negotiated at arms' length and consummated on November 22, 2006 (the "Private Placement"). The Offered Shares are the shares that are issuable to the investors upon conversion of the convertible notes and convertible preferred shares. Notably, none of the Offered Shares were issued or are issuable pursuant to any form of equity line arrangement. Further, the Private Placement has been completed and is not ongoing -- the investors' funds were fully committed, at market risk and irrevocably paid at closing.

Analysis: Secondary versus Primary Offering

         Item D.29 of the SEC's 1997 Manual of Publicly Available Telephone Interpretations sets forth six factors that an issuer should analyze to determine whether an offering is a secondary offering within the meaning Rule
415. These factors include: how long the selling stockholders have held the shares; the circumstances under which they received them; their relationship to the issuer; the amount of shares involved; whether the sellers are in the business of underwriting securities; and finally, whether under all the circumstances, it appears that the seller is acting as a conduit for the issuer.

         Our analysis of these factors is set forth below. We believe the analysis confirms that the sale of the Offered Shares is appropriately characterized as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i).

         1.  How long the selling stockholders have held the shares:

         The 769,232 shares being registered on the SB-2 are issuable to the selling stockholders pursuant to securities that have been held for more than four months.

         Except for days on or following a public announcement, the trading volume for our common stock is generally very modest, and we believe that the sale into the public market of any significant portion of the 769,232 shares being registered would dramatically reduce the price the selling stockholders would receive, thereby severely reducing the value of their investment. Further, given that the conversion price of the convertible notes and convertible preferred shares is currently significantly above the recent trading price of our common stock, we believe it is unlikely that the selling stockholders can or will convert to common stock and sell shares pursuant to the registration statement in the near future, thereby likely extending their holding period with respect to the securities overlying the Offered Shares.

         2.  Circumstances under which the investors received their shares:

         As described above, the investors received the convertible notes and convertible preferred shares overlying the Offered Shares pursuant to a valid and completed private placement transaction. The investors have been at market risk for their entire investment since the date of the closing of the Private Placement. None of the Offered Shares were issued or are issuable pursuant to any form of equity line arrangement. We will receive no proceeds from the sale of any of the Offered Shares by the selling stockholders. The investors could not, after they paid for and acquired the convertible notes and convertible preferred shares in the


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

         Private Placement, immediately turn around and sell them in the public market. The certificates representing the convertible notes and convertible preferred shares all bear restrictive legends restricting transfer absent registration or the availability of an exemption from registration.

         3.  The Investors' relationship to the issuer:

         The selling stockholders in the SB-2 are private investment funds. Prior to the negotiations resulting in the consummation of the Private Placement, we had no relationships or arrangements whatsoever with the selling stockholders. Accordingly, we respectfully submit that none of the shares being registered for resale under the SB-2 are being sold by or on our behalf.

         4.  The amount of shares involved:

         On the closing date of the Private Placement (the "Closing Date") 2,237,318 shares of our common stock were outstanding, 1,770,184 of which were held by investors deemed to be non-affiliates. Therefore, the 769,232 shares we seek to register pursuant to the SB-2 represent approximately:

                  - 43.5%, as a percentage of the total outstanding shares held by non-affiliates at the Closing Date;

                  - 34.4%, as a percentage of the total outstanding shares held by all stockholders at the Closing Date; and

                  - 25.6%, as a percentage of the total outstanding shares at the Closing Date plus the Offered Shares

         5.  Whether the sellers are in the business of underwriting securities.

         As mentioned above, the selling stockholders in the SB-2 are private investment funds. To our knowledge and based on inquiry, none of the selling stockholders is a registered broker-dealer or an affiliate of a broker-dealer. Broadband Capital Management, LLC, the placement agent for the Private Placement, is a registered broker-dealer. Each of the selling stockholders has advised us that it purchased or acquired the shares in the ordinary course of business and that at the time of the purchase of the securities overlying the Offered Shares, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To our knowledge, neither of the selling stockholders is in the business of underwriting securities. The sale of the convertible notes and convertible preferred shares was not conditioned on the prior effectiveness of a registration statement or on the selling stockholder's ability to sell the Offered Shares, the convertible notes or the convertible preferred shares.

         Moreover, Gottbetter Capital Master, Ltd., the lead investor in the transaction, invests in a number of companies and, upon inquiry, has confirmed to us that their historical practice has been to hold their investment positions, rather than rapidly buy and sell in order to take advantage of short-term price fluctuations. For this reason, and the others discussed above, we respectfully



                                                                         Page 14
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         submit that the selling stockholders are not underwriters and were not acting as underwriters with respect to the Private Placement.

         6. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer:

         Neither of the selling stockholders is acting as a conduit for Catuity. Acting as a conduit for the offer and sale of our securities would not be in the best interests of the selling stockholders, as they would currently be unable to sell the shares of common stock issuable upon conversion of their convertible securities for a comparable price in the market. Further, even if a selling stockholder desired to act as a conduit for Catuity, it would be difficult because the trading volume of our common stock is generally very modest.

         Each selling stockholder is an investor and made an independent decision to acquire the securities overlying the Offered Shares. The selling stockholders are not in the underwriting business. The Private Placement was negotiated at arm's length terms with immediate and continuing economic and market risks.

                       **********************************

         Catuity acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (c) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Catuity from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and (d) Catuity may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In preparing our letter we have endeavored to provide a comprehensive response to your comments and questions. If you wish to discuss any aspects of our response or require further clarification you may reach me at the address below.

Sincerely,


/s/ Debra R. Hoopes
Debra R. Hoopes
Chief Financial Officer
Catuity, Inc.
300 Preston Avenue, Suite 302
Charlottesville, VA 22902


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